================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                ----------------

                                  SCHEDULE 13D

                                (AMENDMENT NO. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  MERCOM, INC.
                                ----------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                  589935D-10-9
                                 --------------
                                 (CUSIP Number)


              LAWRENCE B. LAPPIN, LAPPIN CAPITAL MANAGEMENT, INC.,
     767 Third Avenue, 16th Floor, New York, New York 10017, (212) 755-5694
                                       and
                               JESSE R. MEER, ESQ.


                       BERLACK, ISRAELS & LIBERMAN, LLP,
           120 West 45th Street, New York, N.Y. 10036, (212) 704-0100
           ----------------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)


                                 AUGUST 30, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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                               Page 1 of 7 Pages

                         AMENDMENT NO. 4 TO SCHEDULE 13D


- ---------------------
CUSIP No. 58935D-10-9
- ---------------------


- --------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON:                     LAPPIN CAPITAL MANAGEMENT, L.P.
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:        13-3641120
- --------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [X]
- --------------------------------------------------------------------------------
 3 SEC USE ONLY

- --------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
          WC
- --------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS (2)(d) or (e) [ ]
- --------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OR ORGANIZATION
          Delaware
- --------------------------------------------------------------------------------
                                         7 SOLE VOTING POWER
          NUMBER OF                             481,851
            SHARES                      ----------------------------------------
         BENEFICIALLY                    8 SHARED VOTING POWER
           OWNED BY                             None
             EACH                       ----------------------------------------
          REPORTING                      9 SOLE DISPOSITIVE POWER
            PERSON                              481,85I
             WITH                       ----------------------------------------
                                        10 SHARED DISPOSITIVE POWER
                                                None
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          481,851 shares
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.07
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
          PN
- --------------------------------------------------------------------------------

                               Page 2 of 7 Pages

                         AMENDMENT NO. 4 TO SCHEDULE 13D


- ---------------------
CUSIP No. 58935D-10-9
- ---------------------


- --------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON:                              LAWRENCE B. LAPPIN
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:     ###-##-####
- --------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [X]
- --------------------------------------------------------------------------------
 3 SEC USE ONLY

- --------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
          PF
- --------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS (2)(d) or (e) [ ]
- --------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OR ORGANIZATION
          Delaware
- --------------------------------------------------------------------------------
                                         7 SOLE VOTING POWER
               NUMBER OF                        2,468
                 SHARES                 ----------------------------------------
              BENEFICIALLY               8 SHARED VOTING POWER
                OWNED BY                        None
                  EACH                  ----------------------------------------
               REPORTING                 9  SOLE DISPOSITIVE POWER
                 PERSON                         2,468
                  WITH                  ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER
                                                None
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,000 shares
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]
          468 shares are beneficially owned by minor children
          of the reporting person
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Not significant

- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
          IN
- --------------------------------------------------------------------------------

                                Page 3 of 7 Pages

                         AMENDMENT NO. 4 TO SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER.

     This statement relates to shares of the common stock, par value $1.00 per share, of Mercom, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 105 Carnegie Center, Princeton, New Jersey 08540.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by Lappin Capital Management, L. P., a limited partnership formed under the laws of the State of Delaware (the "Partnership"). The principal business of the Partnership is investments, and the address of its principal office is 767 Third Avenue, 16th Floor, New York, New York 10017.

     Lappin Capital Management, Inc., a Delaware corporation ("LCMI"), and Lawrence B. Lappin are the general partners of the Partnership, and their principal business address is 767 Third Avenue, 16th Floor, New York, New York 10017. The principal occupations of LCMI and Mr. Lappin are acting as the general partners of the Partnership.

     On June 27, 1996, as of June 30, 1996, LBL Group, L.P., another limited partnership of which LCMI and Mr. Lappin were general partners, was merged into the Partnership, and as a result of the merger the Issuer's Securities (as defined in Item 5 below) that were owned by LBL Group, L.P. became the property of the Partnership. Accordingly, the Securities reported in this Schedule include the Securities formerly owned by LBL Group, L.P.

     During the past five years, neither the Partnership, LCMI nor Mr. Lappin
(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     LCMI is a Delaware corporation. Mr. Lappin is a citizen of the United
States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Securities (as defined in Item 5 below) that were acquired by the Partnership subsequent to December 15, 1995, the date of the event reported in amendment No. 3 to this Schedule, were purchased for cash aggregating $148,204.09 including commissions. The cash was provided from the working capital of the Partnership. The Securities that were acquired by Mr. Lappin were purchased for cash of $2,870 from his own personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

     The Partnership purchased the Securities (as defined in Item 5 below) for the purpose of investment. The Partnership reserves the right to exercise the voting power applicable to the Securities to approve or oppose, as the case may be, any extraordinary corporate transaction involving the Issuer, a sale or transfer of a material amount of assets of the Issuer, a change in the Issuer's board of directors, changes in the Issuer's charter or by-laws or any transaction involving corporate insiders of the Issuer.


                               Page 4 of 7 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The Partnership and Mr. Lappin own a total of 484,319 shares of the common stock of the Issuer (the "Securities"). The Securities represent approximately 10.12% of the common stock of the Issuer outstanding as of June 30, 1996 as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 1996.

     LCMI and Mr. Lappin, the general partners of the Partnership, have the sole power to vote, or to direct the vote, or to direct the sale or other disposition of the Securities. LCMI and Mr. Lappin, as the general partners of the Partnership, have the sole power to receive or to direct the receipt of the proceeds from the sale of the Securities, or any dividends paid with respect to the Securities.

     The Partnership and Mr. Lappin purchased certain of the Securities during the period from December 20, 1995 to August 30, 1996 as set forth in the following table:

================================================================================
                                                     Number
                                                   of Shares          Purchase
Date of Purchase            Name of Purchaser      Purchased           Price
- --------------------------------------------------------------------------------
December 20, 1995        The Partnership            1,000           $  7,580.00
- --------------------------------------------------------------------------------
December 26, 1995        The Partnership            3,000             22,010.00
- --------------------------------------------------------------------------------
December 29, 1995        Lawrence B. Lappin,
                           as Custodian               300              2,175.00
- --------------------------------------------------------------------------------
January 2, 1996          The Partnership            1,000              7,162.50
- --------------------------------------------------------------------------------
January 10, 1996         The Partnership            1,300              9,122.99
- --------------------------------------------------------------------------------
January 15, 1996         The Partnership              500              3,582.50
- --------------------------------------------------------------------------------
January 16, 1996         The Partnership(1)           500              3,725.00
- --------------------------------------------------------------------------------
January 19, 1996         The Partnership(1)           400              2,877.00
- --------------------------------------------------------------------------------
January 25, 1996         The Partnership              500              3,550.00
- --------------------------------------------------------------------------------
January 30, 1996         The Partnership              500              3,425.00
- --------------------------------------------------------------------------------
January 31, 1996         The Partnership(1)           200              1,432.00
- --------------------------------------------------------------------------------
February 28, 1996        The Partnership              800              5,568.00
- --------------------------------------------------------------------------------
March 18, 1996           The Partnership              600              4,256.00
- --------------------------------------------------------------------------------
March 18, 1996           The Partnership(1)           200              1,432.00
- --------------------------------------------------------------------------------
March 20, 1996           The Partnership            1,000              8,100.00
- --------------------------------------------------------------------------------
March 25, 1996           The Partnership              200              2,011.00
- --------------------------------------------------------------------------------

(1) The purchaser was LBL Group, L.P., which was acquired by the Partnership through merger (see Item 2 above).

                               Page 5 of 7 Pages

==============================================================================
                                                     Number
                                                   of Shares        Purchase
Date of Purchase            Name of Purchaser      Purchased         Price
- --------------------------------------------------------------------------------
March 28, 1996           The Partnership             100          $  1,051.00
- --------------------------------------------------------------------------------
April 2, 1996            The Partnership             100               978.00
- --------------------------------------------------------------------------------
April 30, 1996           The Partnership             100               901.00
- --------------------------------------------------------------------------------
May 15, 1996             The Partnership             300             1,844.00
- --------------------------------------------------------------------------------
May 24, 1996             The Partnership             100               726.00
- --------------------------------------------------------------------------------
May 31, 1996             The Partnership             100               701.00
- --------------------------------------------------------------------------------
June 25, 1996            The Partnership(1)          100               726.00
- --------------------------------------------------------------------------------
June 27, 1996            The Partnership(1)          100               726.00
- --------------------------------------------------------------------------------
June 28, 1996            The Partnership             100               726.00
- --------------------------------------------------------------------------------
July 30, 1996            The Partnership             100               726.00
- --------------------------------------------------------------------------------
August 16, 1996          Lawrence B. Lappin,         100               695.00
                           as Custodian
- --------------------------------------------------------------------------------
August 28, 1996          The Partnership            2,000           11,640.00
- --------------------------------------------------------------------------------
August 29, 1996          The Partnership              500            2,935.00
- --------------------------------------------------------------------------------
August 30, 1996          The Partnership            5,500           37,850.00
- --------------------------------------------------------------------------------
                                                                  $151,074.09(2)
================================================================================

(2) Includes $840 of "commission" costs resulting from a transfer (not shown in this table) of 10,000 shares by LBL Group, L.P. to the Partnership.


     Neither LCMI nor Mr. Lappin effected any transactions in the Issuer's common stock, for their own individual accounts, during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither the Partnership, LCMI nor Mr. Lappin has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Securities. None of the Securities is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over the Securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None

                                Page 6 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     September 9, 1996
- ---------------------------
           (Date)



                                      LAPPIN CAPITAL MANAGEMENT, L. P.



                                      By: /s/ LAWRENCE B. LAPPIN
                                          -----------------------------
                                                  (Signature)


                                       Lawrence B. Lappin,       General Partner
                                       -----------------------------------------
                                            (Name)                   (Title)


                                                /s/ LAWRENCE B. LAPPIN
                                       -----------------------------------------
                                           Lawrence B. Lappin, Individually
                                        and as Custodian for his minor children


                               Page 7 of 7 Pages